ROPES & GRAY PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Jessica Reece T +1 617 235 4636 jessica.reece@ropesgray.com

March 20, 2026

VIA EDGAR

Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 Attn: Ms. Megan Miller

Re:	Datum One Series Trust (File No. 811-23556) (the “Registrant”)

Ladies and Gentlemen:

On February 19, 2026, Megan Miller (the “Staff Reviewer”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided oral comments to Jessica Reece of Ropes & Gray LLP, counsel to the Registrant, regarding the Registrant’s reports (the “Reports”) on Form N-CSR filed under the Investment Company Act of 1940, as amended (“1940 Act”), for the period ended March 31, 2025. Responses to the comments are set forth below.

General Comments

1.	Comment: The Funds’ website does not appear to include all of the disclosures required by Rule 30e-1(b)(2) under the 1940 Act. Please update the website to ensure compliance with the Rule.

Response: The Registrant respectfully notes that each Fund’s most recent report on Form N-CSR is posted to such Fund’s website and that such report satisfies Rule 30-1(b)(2)’s requirement to make the disclosures required by Items 7 through 11 of Form N-CSR (including, as described in more detail below, disclosures related to aggregate remuneration) publicly available on the Fund(s)’s website.

Securities and Exchange Commission	- 2 -	March 20, 2026

2.	Comment: Please explain how disclosure included in the Reports responsive to Item 10 of Form N-CSR meets the requirements to disclose the aggregate remuneration paid by the Company during the period covered by the report.

Response: The Registrant confirms that the aggregate remuneration paid by the Funds and required by Item 10 of Form N-CSR to be disclosed is included in the financial statements under Item 7. Specifically, Note 3 to the Financial Statements for the Brandes Funds (included in Item 7 of Form N-CSR) explain, as applicable, that the amounts set forth under “Fund Officer fees” and “Risk Officer fees” represent amounts paid by the Funds to Foreside Fund Officer Services, LLC and Carne Global Financial Services (US) LLC, respectively, as applicable and not directly to any officer(s) of the Funds. As a result, the Registrant does not believe these fees are required to be aggregated with remuneration paid by the Funds to Fund directors. The Registrant will consider how to clarify these captions to reflect that the fees are not paid to individual fund officers.

Brandes Funds

3.	Comment: Please consider adding disclosure regarding how income is generated from securities lending in the Notes to the Financial Statements.

Response: Where applicable, the Registrant will add the noted disclosure going forward, however, the Registrant notes that at its August 2025 Board meeting, its Board approved the Brandes Funds’ proposal to exit the Securities Lending Program.

4.	Comment: Please consider updating the caption on the Statement of Operations to indicate that the securities lending income is net of any rebates or fees paid to borrowers.

Response: The Brandes Funds will make this noted change going forward.

* * * * * *

Very truly yours,

/s/ Jessica Reece

Jessica Reece

cc:	Stefania C. Suciu

Kara M. Schneider